SECOND AMENDMENT AND WAIVER AGREEMENT

This Second Amendment and Waiver Agreement (the “Agreement”) is being entered into as of August, 2006 by and among Corgi International Limited, a corporation organized under the laws of Hong Kong (the “Company”), and certain of the entities and individuals listed on the Schedule of Purchasers (the “Purchasers”) attached as Exhibit C to that certain Note and Warrant Purchase Agreement dated April 28, 2006, by and among the Company and the Purchasers, as amended by that certain Amendment and Waiver Agreement previously executed and delivered by the Company and certain of the Purchasers (together, the “Purchase Agreement”). Capitalized terms not otherwise defined in this Agreement shall have the meaning ascribed to them in the Purchase Agreement.

Whereas, pursuant to the terms of the Purchase Agreement the Company has issued promissory notes (collectively, the “Notes”) and warrants to purchase American Depositary Shares (collectively, the “Warrants”) to the Purchasers; and

Whereas, pursuant to Section 9.1 of the Purchase Agreement, the written consent of the Company and the record holders of more than 60% of the Registrable Shares then outstanding and held by Purchasers may waive or amend any term of Article VII of the Purchase Agreement, and any such amendment or waiver shall be binding upon the Company and all holders of Registrable Shares; and

Whereas, the Purchasers that are parties to this Agreement are holders of more than 60% of the Registrable Shares as of the date of this Agreement; and

Whereas, pursuant to Section 11 of the Notes, any term of the Notes may be amended or waived upon the written consent of the Company and the Majority Holders (as such term is defined in the Notes); provided, that (a) any such amendment or waiver must apply to all outstanding Notes and (b) without the consent of a specific Purchaser, no amendment or waiver shall (i) change the Stated Maturity Date (as defined in the Notes) of such Purchaser's Note, (ii) reduce the principal amount of or the interest rate due on such Purchaser's Note; (iii) change the Conversion Price of such Purchaser's Note or (iv) change the place of payment of such Purchaser's Note; and

Whereas, the Purchasers that are parties to this Agreement represent the Majority Holders; and

Whereas, pursuant to Section 15 of the Warrants, any term of the Warrants may be amended or waived upon the written consent of the Company and the holders of Warrants representing at least 60% of the shares issuable upon exercise of all Warrants then outstanding; provided, that (a) any such amendment or waiver must apply to all outstanding Warrants and (b) without the consent of a specific Purchaser, no amendment or waiver shall (i) change the Exercise Period of such Purchaser's Warrant, (ii) change the number of shares issuable upon exercise of such Purchaser's Warrant, (iii) change the Exercise Price of such Purchaser's Warrant or (iv) change the place to which a Notice of Exercise must be delivered; and

Whereas, the Purchasers that are parties to this Agreement hold Warrants representing at least 60% of the shares issuable upon exercise of all Warrants outstanding as of the date of this Agreement; and

Whereas, the Company and the Purchasers desire to amend the Purchase Agreement, the Notes and the Warrants as set forth below.

Agreement

Now, Therefore, in consideration of these premises and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.    Amendment to Section 1.1 of Warrants. Section 1.1 of each Warrant shall be deleted in its entirety and replaced with the following (changes underlined):

“Exercise Period” shall mean the period commencing on the date the Shareholder Approval (as defined in the Purchase Agreement) is obtained and ending on April 27, 2009. Notwithstanding the foregoing, the Exercise Period shall not commence unless and until (a) the Company fails to enter into a definitive agreement for a Change of Control Transaction (as defined in the Purchase Agreement) by September 15, 2006 or (b) if the Company enters into a definitive agreement for a Change of Control Transaction by such date, such agreement is terminated prior to consummation of such Change of Control Transaction.

For purposes of this Agreement, the date on which the Exercise Period of the Warrants commences shall be referred to as the “Warrant Exercisability Date.”

2.    Amendment to First Paragraph of Notes.  The first paragraph of each Note shall be deleted in its entirety and replaced with the following (changes underlined):

For value received, Corgi International Limited, a Hong Kong corporation (the “Company”), promises to pay to [Name of Holder] (“Holder”) at its address at [address of Holder], the principal sum of [Holder’s principal amount] with simple interest on the outstanding principal amount at the rate of (a) 11% per annum until and including the date on which the Shareholder Approval (as defined below) is obtained (the “Approval Date”) and (b) 7.5% per annum thereafter. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. Interest on this Note shall accrue semi-annually and shall be payable semi-annually on the last day of June and December of each year (each, an “Interest Payment Date”), commencing on September 30, 2006, to the Holder of record on the immediately preceding September 15 or March 15, as applicable (each, an “Interest Record Date”); provided, however, that in the event the Company enters into a definitive agreement for a Change of Control Transaction (as defined in the Purchase Agreement) by September 15, 2006, no interest shall be payable until the earlier to occur of (i) conversion of this Note upon consummation of such Change of Control Transaction (in which case such interest shall convert into ADSs as provided in this Note) and (ii) the termination of such definitive agreement in accordance with its terms (at which time all interest accrued through the most recent payment date shall be due and payable). Subject to the other provisions of this Note, the principal of this Note and all accrued and unpaid interest hereon shall mature and become due and payable on October 31, 2008 (the “Stated Maturity Date”).

The parties also hereby waive any Event of Default resulting from the Company’s failure to pay interest and any right to penalty interest that may have accrued under the Notes prior to the amendment to the Notes contained in this Agreement.

3.    Full Force and Effect. Except as expressly modified by this Agreement and the Waiver and Amendment Agreement, all of the terms and conditions of the Purchase Agreement, the Notes and the Warrants shall remain in full force and effect.

4.    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

5.    Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of law principles thereof.

[Signature pages follow]

The parties hereto have executed this Second Amendment and Waiver Agreement as of the date first set forth above.

Company: CORGI INTERNATIONAL LIMITED By: /s/ Kenneth B. Fowler Name: Kenneth B. Fowler Title: Chief Financial Officer
Purchasers:
Lagunitas Partners, LP By: Gruber & McBaine Capital Management LLC Its: General Partner By: /s/ J. Patterson McBaine Name: J. Patterson McBaine Title: Manager
Gruber and McBaine International By: Gruber & McBaine Capital Management LLC Its: Attorney-in-Fact By: /s/ J. Patterson McBaine Name: J. Patterson McBaine Title: Manager
Jon D. & Linda W. Gruber Trust By: /s/ Jon D. Gruber Name: Jon D. Gruber Title: Trustee
/s/ J. Patterson McBaine J. Patterson McBaine
/s/ George Volanakis George Volanakis
/s/ Charles McGettigan Charles McGettigan
LJHS Company, a McLeod Family Partnership By: /s/ Jack A. McLeod Name: Jack A. McLeod Title: Agent
SYM Partners, a McLeod Family Partnership By: /s/ Jack A. McLeod Name: Jack A. McLeod Title: Agent

[Signature Page to Amendment and Waiver Agreement]

SRB GREENWAY CAPITAL, L.P.
By: SRB Management, L.P., General Partner
By: BC Advisors, L.L.C., General Partner

By:  /s/ Steven R. Becker

Name: Steven R. Becker
Title: Member

SRB GREENWAY CAPITAL QP, L.P.
By: SRB Management, L.P., General Partner
By: BC Advisors, L.L.C., General Partner

By:  /s/ Steven R. Becker

Name: Steven R. Becker
Title: Member

SRB GREENWAY OFFSHORE
OPERATING FUND, L.P.
By: SRB Management, L.P., General Partner
By: BC Advisors, L.L.C., General Partner

By:  /s/ Steven R. Becker

Name: Steven R. Becker
Title: Member

[Signature Page to Amendment and Waiver Agreement]

WALKER SMITH INTERNATIONAL FUND, LTD.
By: WS Capital Management, L.P., Attorney-in-Fact
By: WS Capital, L.L.C., General Partner

By:  /s/ Reid S. Walker

Name: Reid S. Walker
Title: Member

WALKER SMITH CAPITAL (Q.P.), L.P.
By: WS Capital Management, L.P., General Partner
By: WS Capital, L.L.C., General Partner

By:  /s/ Reid S. Walker

Name: Reid S. Walker
Title: Member

WALKER SMITH CAPITAL, L.P.
By: WS Capital Management, L.P., General Partner
By: WS Capital, L.L.C., General Partner

By:  /s/ Reid S. Walker

Name: Reid S. Walker
Title: Member

HHMI INVESTMENTS, L.P.
By: WS Capital Management, L.P., Investment Manager
By: WS Capital, L.L.C., General Partner

By:  /s/ Reid S. Walker

Name: Reid S. Walker
Title: Member